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                                                              April 28, 2006



VIA EDGAR

Ms. Pamela A. Long
Assistant Director
United States Securities
   and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

                  RE: JUNIPER GROUP, INC., PRELIMINARY INFORMATION STATEMENT FILED ON MARCH 28, 2006, FILE NO. 000-19170

Dear Ms. Long:

Thank you for your letter dated April 5, 2006, letter regarding Juniper Group, Inc. (the "Company"). Enclosed is an Amended Preliminary Information Statement on Schedule 14C ("Amended 14C"), which has been marked to show changes from our prior submission. The changes reflected in the Amended 14C reflect the staff's comments to the previously submitted material. Also, in order to assist you in your review of the Amended 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff's numbered comments in their entirety followed by our responses thereto.

General

          1.   Please  disclose  the  information  required  by  Item  13(a)  of
               Schedule 14A. Refer to Item 11(e) of Schedule 14A.

               Response: For the following reasons, we believe that the Company is not required to disclose any information under Item 13(a) of
               Schedule 14A.

               The instructions to Item 13(a) state that "Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not

Ms. Pamela Long
United States Securities
  and Exchange Commission
April 28, 2006
Page 2

               material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value."

               In this regard, the Company's  information  statement pertains to
         (1) authorization of additional shares of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction and (2) authorization of additional shares of preferred stock without present intent to issue."

          2. Please remove the statement in the concluding paragraph that you "information statement is for informational purposes only," as it suggests to stockholders that they cannot rely on the disclosure in your information statement.

               Response: Complied with.

Voting Securities

          3    Please  disclose  the  information  required  by  Item  11(b)  of
               Schedule 14A.

               Response: We have revised this section to ensure that it contains the information required by Item 202 of Regulation S-K. We have also specified that the terms of the additional shares of preferred stock to be authorized will be determined by the board of directors.

Reasons for Increasing the Amount of Shares of the Company

          4 We note the disclosure in the last sentence of the first paragraph. Please revise to describe in reasonable detail your plans with respect to the newly authorized shares. In this regard, we note that it appears that you will reserve a significant number of these shares for issuance under outstanding convertible securities. It also appears that you will register a significant number of these shares by filing a pre-effective amendment to your Form SB-2 (File No. 333-131730). See Item 11(c) of Schedule 14A.

               Response: Complied with.

Ms. Pamela Long
United States Securities
    and Exchange Commission
April 28, 2006
Page 3

         On behalf of the Company, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to call me at (561) 237-0804, if you have any questions or need additional information.

                                                              Sincerely,

                                                              /s/ Hank Gracin

                                                              Hank Gracin

HG:ckg
Enclosures